Exhibit 99.1

NewsRelease

TC Energy reaches long-term toll settlement with
customers on the Canadian Mainline

CALGARY, Alberta -- December 20, 2019 - News Release - TC Energy Corporation (TSX:TRP) (NYSE:TRP) (TC Energy) announced today that its wholly owned subsidiary, TransCanada PipeLines Limited, has filed an application with the Canada Energy Regulator (CER) for approval of a six-year negotiated and unanimously supported settlement with its customers and other interested parties on Canadian Mainline tolls. TransCanada PipeLines Limited has requested timely approval of the unanimous settlement to ensure certainty before terms come into effect in January 2021.

The Canadian Mainline is comprised of approximately 14,100 kilometres (8,761 miles) of pipeline and associated facilities and primarily transports Western Canadian Sedimentary Basin (WCSB) natural gas for delivery across the Prairie provinces and to markets in Eastern Canada and the United States.

“This settlement is the product of a comprehensive collaborative process of engagement and negotiation with our Canadian Mainline customers. It enhances competitiveness and provides toll certainty for our customers while maintaining stable revenue for TC Energy,” said Russ Girling, TC Energy’s President and Chief Executive Officer. “The settlement highlights the continued importance of the Canadian Mainline and we appreciate the efforts of industry to work with us to create innovative solutions that utilize this critical transportation link to enhance the long-term success of the WCSB.”
The settlement is designed to facilitate cost-effective transportation of natural gas from the WCSB. The agreement:

•	encompasses a six-year term from January 2021 through December 2026;

•	sets an equity return of 10.1 per cent on 40 per cent deemed common equity, subject to variance depending on actual operating costs and natural gas throughput;

•
sets tolls for the term for separate segments of the Canadian Mainline, including a 20 per cent reduction from existing tolls on the western portion of the system that includes the path from Empress to Emerson;

•	includes a sharing mechanism incenting TC Energy to achieve cost efficiencies and increased revenues; and

•	affirms TC Energy’s pricing flexibility and allows new market-driven services to enhance flexibility to respond to changing market conditions.
The full application is available for viewing on the CER website.
TC Energy and its affiliates deliver the energy millions of people rely on every day to power their lives and fuel industry. Focused on what we do and how we do it, we are guided by core values of safety, responsibility, collaboration and integrity. Our more than 7,000 people are committed to sustainably developing and operating pipeline, power generation and energy storage facilities across Canada, the U.S. and Mexico. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. Visit TCEnergy.com and connect with us on social media to learn more.

FORWARD-LOOKING INFORMATION

This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated October 31, 2019 and the 2018 Annual Report filed under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Jaimie Harding / Kelly Matthews
403.920.7859 or 800.608.7859

Investor & Analyst Enquiries:
David Moneta / Duane Alexander
403.920.7911 or 800.361.6522